UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-42153

TOYO Co., Ltd

5F, Tennoz First Tower

2-2-4, Higashi-Shinagawa, Shinagawa-ku

Tokyo, Japan 140-0002

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

EXPLANATORY NOTE

Acquisition of Solar Plus Technology Texas LLC

On November 25, 2024, TOYO Solar LLC (“TOYO Solar”), a Delaware limited liability company and wholly-owned subsidiary TOYO Co., Ltd, a Cayman Islands exempted company (the “Company”), entered into that certain Membership Interest Purchase Agreement (the “Membership Interest Purchase Agreement”) with Solar Plus Technology, Inc., a Delaware corporation (“Seller”) and SG GREEN DEVELOPMENT PTE. LTD., an entity organized under the laws of Singapore (“SG Green”).

Pursuant to the Membership Interest Purchase Agreement, Seller agrees to sell to TOYO Solar all of the issued and outstanding membership interests held by Seller in Solar Plus Technology Texas LLC, a Texas limited liability company (“Solar Plus LLC”), and, in exchange, TOYO Solar agrees to issue to Seller 24.99 Class B units of TOYO Solar. As a result, TOYO Solar became the sole member of Solar Plus LLC and has two members, (i) TOYO Holdings LLC, a Delaware limited liability company and wholly-owned subsidiary of the Company (“TOYO Holdings US”), holding 75.01% of the membership interests of TOYO Solar, with $19.96 million as a capital contribution to be made by TOYO Holdings US within one year of the signing, and (ii) Seller holding the remaining 24.99% of the membership interests of TOYO Solar, with 100% of the membership interests of Solar Plus LLC valued at $6.65 million as a capital contribution to be made within one year of the signing. The Class B units of TOYO Solar will be issued pursuant to the exemption from registration under Section 4(a)(2) of the Securities Act of 1933, as amended.

Solar Plus LLC has completed the phase 1 construction of a solar module plant at a leased facility with 567,140 square feet located in the Houston metropolitan area, Texas (the “Texas Facility”). The Texas Facility is expected to commence its first 1.0 GW of commercial production by the middle of 2025 and to increase the production capacity to 2.5 GW by the end of 2025, in anticipation of a strong order pipeline from U.S. customers.

This acquisition aligns with the Company’s mission to expand its footprint in the U.S. to be closer to the majority of its clients, meet the demand for American-made solar panels, and contribute to the growing demand for secure, sustainable energy solutions as demands on the grid continue to rise.

The foregoing description of the Membership Interest Purchase Agreement are qualified in their entirety by reference to the full text of such Membership Interest Purchase Agreement.

Master Supply Agreements

On November 26, 2024, the Company announced that each of two wholly owned subsidiaries of the Company, TOPTOYO INVESTMENT PTE. LTD., a Singapore private company limited by shares (“TOPTOYO SG”) and Toyo America LLC, a Delaware limited liability company (“Toyo America” and together with the Company, TOPTOYO SG and the Company’s subsidiaries, “TOYO Group”), entered into a master supply agreement with two subsidiaries of a solar module manufacturer (collectively, the “Buyer”) dated November 18, 2024, respectively (collectively, the “Master Supply Agreements”).

The Buyer is a prominent solar module manufacturer with solar module manufacturing units in India and manufacturing facility in Texas. The terms and conditions of these two Master Supply Agreements are substantially the same. Pursuant to the Master Supply Agreements, TOYO Group agrees to sell a total of 999 MW of N-TYPE cells against purchase orders placed by the Buyer from time to time during the term of the Master Supply Agreements, as applicable, for a total purchase price of $137.86 million. There will be additional associated purchase orders expected by the Buyer which would result in aggregated transaction value of approximately $150 million. TOYO Group agrees to issue a written confirmation of its receipt of each purchase order from the Buyer within three (3) days. If TOYO Group fails to issue such confirmation within three (3) days, it is deemed that TOYO Group has accepted such purchase order. The Buyer has the right to withdraw any purchase order prior to TOYO Group’s acceptance or deemed acceptance. Both TOYO Group and the Buyer should use their commercially reasonable efforts to coordinate logistical related matters for the delivery of cells pursuant to delivery schedules for each purchase order.

The foregoing descriptions of the Master Supple Agreements are qualified in their entirety by reference to the full text of such Master Supple Agreements, respectively.

This Form 6-K contains forward-looking statements. Forward-looking statements include, but are not limited to, statements that express the Company’s intentions, beliefs, expectations, strategies, predictions, or any other statements related to the Company’s future activities, or future events or conditions. These statements are based on current expectations, estimates and projections about the Company’s business based, in part, on assumptions made by its management. These statements are not guarantees of future performances and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in the forward-looking statements due to numerous factors, including those risks discussed in documents that the Company files from time to time with the Securities and Exchange Commission. Any forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date of this Form 6-K, except as required not by law.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Membership Interest Purchase Agreement dated November 25, 2024, by and among TOYO Solar LLC Solar Plus Technology, Inc. and SG GREEN DEVELOPMENT PTE. LTD.
10.2*	Master Supply Agreement dated November 18, 2024, by and between TOPTOYO INVESTMENT PTE. LTD. and the Buyer
10.3*	Master Supply Agreement dated November 18, 2024, by and between Toyo America LLC and the Buyer
99.1	Press Release dated November 25, 2024.
99.2	Press Release dated November 26, 2024.

*	Portion of this exhibit has been omitted in accordance with Item 601(b)(10)(iv) of Regulation S-K

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOYO Co., Ltd

By:	/s/ Junsei Ryu
Name:	Junsei Ryu
Title:	Director and Chief Executive Officer

Date: November 29, 2024

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